Exhibit 4.1
To Annual Report on Form 10-K for Fiscal 2019
Of Cal-Maine Foods, Inc.

DESCRIPTION OF CAPITAL STOCK

The amount of capital stock which Cal-Maine Foods, Inc. (the “Company” or “Corporation”) is authorized to issue (the “Capital Stock”) is 124,800,000 shares, consisting of (a) 120,000,000 shares of Common Stock with a par value of One Cent ($.01) per share and (b) 4,800,000 shares of Class A Common Stock with a par value of One Cent ($.01) per share.

As of July 19, 2019, there were outstanding 43,894,478 shares of Common Stock and 4,800,000 shares of Class A Common Stock.

The following summary describes the Capital Stock under the Company’s Second Amended and Restated Certificate of Incorporation (the “Restated Charter”). The summary may not be complete and is subject to, and qualified in its entirety by, the applicable provisions of Delaware law and the terms and provisions of our Restated Charter. You should refer to, and read this summary together with, our Restated Charter to review all provisions applicable to our Capital Stock that may be important to you.

Equal Treatment

Except as otherwise provided in the Restated Charter as described below, or required by applicable law, shares of Common Stock and Class A Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.

Voting Rights

Holders of shares of Capital Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. Holders of Capital Stock have the right of cumulative voting in the election of directors. Cumulative voting means that each stockholder is entitled to cast as many votes as he or she has the right to cast (before cumulating votes), multiplied by the number of directors to be elected, and such stockholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such stockholder may see fit.

Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of Capital Stock is required to approve, among other things, any amendment to the certificate of incorporation that would alter or change the powers, preferences or special rights of such class so as to affect such class adversely.
In addition, as long as any of the shares of the Class A Common Stock are outstanding, the consent of not less than 66 2/3 % of the total shares of Class A Common Stock outstanding is required to (1) alter or change the rights and privileges of Class A Common Stock; (2) to amend any provision of Paragraph 4 of the Restated Charter affecting the Class A Common Stock or (3) effect any re-classification or re-capitalization of the Company’s Capital Stock.

Dividends

Holders of shares of Capital Stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available for such purpose.

Shares of Common Stock and Class A Common Stock are required to be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Company legally available therefor.

However, in the event a dividend is paid in the form of shares of Capital Stock (or rights to acquire such shares), then holders of Common Stock shall receive shares of Common Stock (or rights) and holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights), with holders of shares of Common Stock and Class A Common Stock receiving, on a per share basis, an identical number of shares of Common Stock or Class A Common Stock, as applicable.

Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Common Stock or Class A Common Stock (whether in the amount of such dividend or distribution payable per share, the

Exhibit 4.1
To Annual Report on Form 10-K for Fiscal 2019
Of Cal-Maine Foods, Inc.

form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and Class A Common Stock, each voting separately as a class.

Ownership of Class A Common Stock

The Class A Common Stock may only be issued to Immediate Family Members and Permitted Transferees (each as defined in the Restated Charter, and as summarized below). In the event any share of Class A Common Stock, by operation of law or otherwise is, or shall be deemed to be owned by any person other than an Immediate Family Member or Permitted Transferee, such share of Class A Common Stock shall automatically convert into Common Stock, whereby the voting power of such stock would be reduced from ten votes per share to one vote per share.
The term “Immediate Family Member” includes: our founder and Chairman Emeritus Fred R. Adams, Jr., his spouse (Mrs. Jean Adams), his natural children (the “Daughters”), his sons-in-law (including our Chairman and Chief Executive Officer Adolphus B. Baker), and his grandchildren, including the estates of all of such persons.

The term “Permitted Transferee” includes:

(i) an Immediate Family Member;

(ii) a trust held for the sole or primary benefit of one or more Immediate Family Members or Permitted Transferees, including any trustee in such trustee’s capacity as such, provided that if a trust is not for the sole benefit of one or more Immediate Family Members or Permitted Transferees, an Immediate Family Member or Permitted Transferee must retain sole dispositive and exclusive power to direct the voting of the shares of Class A Common Stock held by such trust;

(iii) a corporation, limited liability company or partnership, including but not limited to, a family limited partnership or similar limited liability company or corporation, or a single member limited liability company, provided that all of the equity interest in such entity is owned, directly or indirectly, by one or more Immediate Family Members or Permitted Transferees and an Immediate Family Member or Permitted Transferee retains sole dispositive and exclusive power to direct the voting of the shares of Class A Common Stock held by such entity;

(iv) a qualified Individual Retirement Account, pension, profit sharing, stock bonus or other type of plan or trust of which an Immediate Family Member or Permitted Transferee is a participant or beneficiary, provided that in each case an Immediate Family Member or Permitted Transferee retains sole dispositive and exclusive power to direct the voting of the shares of Class A Common Stock held by such account, plan or trust; or

(v) any guardianship, conservatorship or custodianship for the benefit of an Immediate Family Member who has been adjudged disabled, incapacitated, incompetent or otherwise unable to manage his or her own affairs by a court of competent jurisdiction, including any guardian, conservator or custodian in such guardian’s, conservator’s or custodian’s capacity as such.

Other Provisions

The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights.

Unless approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and Class A Common Stock, each voting separately as a class, shares of Common Stock or Class A Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Common Stock and Class A Common Stock on the record date for such subdivision, combination or reclassification.

Unless approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and Class A Common Stock, each voting separately as a class, upon the dissolution, liquidation or winding up of the

Exhibit 4.1
To Annual Report on Form 10-K for Fiscal 2019
Of Cal-Maine Foods, Inc.

corporation, whether voluntary or involuntary, holders of Common Stock and Class A Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

In the event of (i) a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon, (ii) a tender or exchange offer to acquire any shares of Common Stock or Class A Common Stock by an third party pursuant to an agreement to which the Corporation is a party, or (iii) a tender or exchange offer to acquire any shares of Common Stock or Class A Common Stock by the Corporation, holders of the Common Stock and the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form and amount of consideration on a per share basis.

Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. Once shares of Class A Common Stock are converted into Common Stock, the shares of Class A Common Stock will be retired and may not be reissued. The number of shares of Common Stock into which the shares of Class A Common Stock may be converted is subject to adjustment from time to time in the event of any capital reorganization, reclassification of stock of the Company or consolidation or merger of the Company with or into another corporation

The Restated Charter includes a sunset provision pursuant to which all of the outstanding Class A Common Stock will automatically convert to Common Stock if: (a) less than 4,300,000 shares of Class A Common Stock, in the aggregate, are beneficially owned by Immediate Family Members and/or Permitted Transferees, or (b) if less than 4,600,000 shares of Class A Common Stock and Common Stock, in the aggregate, are beneficially owned by Immediate Family Members and/or Permitted Transferees.

Control by Immediate Family Members, Anti-Takeover Considerations and Conflicts of Interest

General

Mr. Adams founded the Company and served as its CEO from the formation of the Company in 1969 until 2010, when his son-in-law, Mr. Baker, became CEO.

As of July 19, 2019, Immediate Family Members beneficially own all of the 4.8 million outstanding shares of Class A Common Stock, representing 52.3% of the total voting power, and approximately 12.8 million shares of Common Stock, representing 13.3% of the total voting power. Such persons possess in the aggregate 65.6% of the total voting power of the outstanding shares of our Common Stock and Class A Common Stock, based on shares held directly or through related entities. Under arrangements in effect and known to the Company as of July 19, 2019, following the death of Mr. Adams, there will be a change in control of the Company from Mrs. Adams and Mr. Baker, acting jointly, to Mr. Baker, acting individually.

The Common Stock is listed on The Nasdaq Stock Market (“NASDAQ”). Because Mr. Adams, Mrs. Adams, Mr. Baker and Mr. Baker’s spouse beneficially own in the aggregate capital stock of the Company entitling them to 65.6% of the total voting power, the Company is a “controlled company” under NASDAQ rules. As a controlled company, the Company is not subject to certain NASDAQ listing standards, such as those that would otherwise require that a majority of a listed company’s directors be independent and that a compensation committee and nominating committee of the board of directors composed solely of independent directors be established. The Company is, however, subject to NASDAQ listing standards requiring that the Audit Committee be composed solely of independent directors. Delaware law provides that the holders of a majority of the voting power of shares entitled to vote must approve certain fundamental corporate transactions such as a merger, consolidation and sale of all or substantially all of a corporation’s assets. Immediate Family Members currently hold a majority of the voting power of all shares of capital stock of the Company and have indicated that they intend to retain ownership of a sufficient amount of Common Stock and Class A Common Stock to assure continued ownership of more than 50% of the voting power of our outstanding shares of capital stock. Accordingly, a merger, consolidation, sale of all or substantially all of the assets or other business combination or transaction involving the Company, which requires a stockholder vote, cannot be effected without the approval of the Immediate Family Members.

As a result, majority control may make an unsolicited acquisition of the Company more difficult and discourage certain types of transactions involving a change of control of our Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current market prices. Also, the controlling ownership

Exhibit 4.1
To Annual Report on Form 10-K for Fiscal 2019
Of Cal-Maine Foods, Inc.

of our Capital Stock by Immediate Family Members may adversely affect the market price of our Common Stock, due in part to lack of speculation that there may be a change in control.

Delaware Anti-Takeover Law

We are subject to Section 203 (“Section 203”) of the Delaware General Corporation Law. Under this provision, we may not engage in any “business combination” with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

i.    prior to that date our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

ii.    upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

iii.    on or following that date, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include, subject to limited exceptions:

i.    any merger or consolidation involving the corporation and the interested stockholder;

ii.    any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

iii.    any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

iv.    any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

v.    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

The restrictions of Section 203 of the Delaware General Corporation Law do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the Delaware General Corporation Law. The Company has not made such an election. Accordingly, the Company would be subject to Section 203 in the event of a business combination.

Transfer Agent

Computershare Trust Company of Louisville, Kentucky, is the Transfer Agent and Registrar for our Common Stock.